MAIA Biotechnology, Inc.

444 West Lake Street, Suite 1700

Chicago, IL 60606

April 29, 2022

VIA EDGAR

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Jordan Nimitz
Christine Westbrook

Re: MAIA Biotechnology, Inc. Registration Statement on Form S-1 Filed April 11, 2022 File No. 333-264225

Dear Ms. Nimitz and Ms. Westbrook:

MAIA Biotechnology, Inc. (the “Company,” “we,” or “us”) hereby responds to the letter, dated March 1, 2022 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form S-1, (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comment and have followed such comment with the Company’s written response. Also, in response to the Comment Letter and to update certain information in the Registration Statement, the Company is publicly filing an Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) with the Commission today.

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Form S-1 filed April 11, 2022 Exhibits

Please remove the qualifying language that appears directly below the third opinion paragraph on page 2. The scope of your opinion should not be qualified as to whether it addresses applicable law. We do not object to your statement elsewhere that the opinion is limited to matters involving the internal laws of the State of New York and the Delaware General Corporation Law. For guidance, refer to Staff Legal Bulletin No. 19, Section II.B.3.c.

Division of Corporate Finance

U.S. Securities and Exchange Commission
April 29, 2022

Response: In response to the Staff’s comment, the Company has filed a revised Exhibit 5.1 Legal Opinion which does not include the qualifying language that appeared directly below the third opinion paragraph on page 2 of the prior Legal Opinion. See Exhibit 5.1 to the Amended Registration Statement.

Please do not hesitate to contact our counsel Janeane Ferrari, Esq. of Loeb & Loeb LLP at (212) 407-4209 or jferrari@loeb.com with any questions or comments regarding this letter.

Sincerely,

/s/ Joseph McGuire
Joseph McGuire Chief Financial Officer

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